

June 22, 2022

Adam Hershey
Chief Executive Officer
General Cannabis Corp
1901 S. Navajo Street
Denver, Colorado 80223

> **Re: General Cannabis Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 25, 2022**
> **Form 8-K/A Filed March 15, 2022**
> **File No. 0-54457**

Dear Mr. Hershey:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Goodwill and Intangibles, page 30

1. Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing the quantitative impairment test or that the fair value of each of your reporting units is substantially in excess of its carrying value and is not at risk of failing. If a reporting unit is at risk of failing, you should disclose:

   • the percentage by which fair value exceeded carrying value at the date of the most recent test;

- the amount of goodwill allocated to the reporting unit;

- a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

- a discussion of the degree of uncertainty associated with the assumptions; and

- a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(b)(3) of Regulation S-K.

<u>Item 8. Financial Statements and Supplementary Data</u>
<u>Consolidated Statements of Operations, page 40</u>

2.   Please revise to present "Loss on impairment of assets" as an operating expense in your calculation of "Operating loss."

<u>Note 2. Acquisitions, page 51</u>

3.   For each acquisition please disclose a qualitative description of the factors that make up the goodwill recognized, such as expected synergies from combining operations of the acquiree and the acquirer, intangible assets that do not qualify for separate recognition, or other factors. Refer to ASC 805-30-50-1a.

<u>Item 9A. Controls and Procedures, page 74</u>

4.   Please amend to include management's annual report on internal control over financial reporting. Refer to Item 308(a) of Regulation S-K.

<u>Form 8-K/A Filed March 15, 2022</u>

<u>Exhibits 99.1 and 99.2, page 1</u>

5.   Please tell us why only one year of audited financial statements is provided for both acquisitions.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Adam Hershey
General Cannabis Corp
June 22, 2022
Page 3

    You may contact Ta Tanisha Meadows at (202) 551-3322 or Adam Phippen at (202) 551-3336 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: David Fishkin, General Counsel